# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Horizon Quantum Holdings Ltd., CIK 0002088256
CUSIP: Y4000A102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 29 Media Cir., #05-22, Singapore, Singapore (U0), 138565
Date of event which requires filing of this statement: 03/19/2026
Filed by CIK 0001432602
Persons authorized to receive notices and communications: Harry L. You, 1180 North Town Center Drive,, Suite 100, Las Vegas, Nevada (NV), 89144, (702) 781-4313

## Reporting persons
- Harry L. You (CIK 0001432602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 49,214; shared voting power 4,048,144; sole dispositive power 49,214; shared dispositive power 4,048,144; aggregate amount beneficially owned 4,097,358 (11.8% of the class)
  Comment: Note to Row 7, 9 and 11: Includes (i) 49,214 Class A ordinary shares ("Class A Ordinary Shares"), of Horizon Quantum Holdings Ltd. (the "Issuer") held directly by Mr. You, (ii) 1,163,484 Class A Ordinary Shares held by dMY Squared Sponsor, LLC ("dMY Sponsor"), a limited liability company of which Mr. You is the sole member, and (iii) 2,884,660 Class A Ordinary Shares issuable upon the exercise of warrants of the Issuer that are held by dMY Sponsor, which warrants become exercisable beginning 30 days after March 19, 2026.
  
  Note to Row 13: Based on an aggregate of 31,882,764 Class A Ordinary Shares outstanding as of March 19, 2026 according to records of the Issuer. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares subject to options held by such person were deemed outstanding if such options are currently vested or will vest within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.
- dMY Squared Sponsor, LLC (CIK 0001915397): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,048,144; sole dispositive power 0; shared dispositive power 4,048,144; aggregate amount beneficially owned 4,048,144 (11.6% of the class)
  Comment: Note to Row 7, 9 and 11: Includes (i) 1,163,484 Class A Ordinary Shares held by dMY Sponsor, a limited liability company of which Mr. You is the sole member, and (ii) 2,884,660 Class A Ordinary Shares issuable upon the exercise of warrants of the Issuer that are held by dMY Sponsor, which warrants become exercisable beginning 30 days after March 19, 2026.
  
  Note to Row 13: Based on an aggregate of 31,882,764 Class A Ordinary Shares outstanding as of March 19, 2026 according to records of the Issuer. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares subject to options held by such person were deemed outstanding if such options are currently vested or will vest within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Horizon Quantum Holdings Ltd.
Address of issuer's principal executive offices: 29 Media Cir., #05-22, Singapore, Singapore (U0), 138565

## Item 2. Identity and Background
Name of person filing: dMY Squared Sponsor, LLC ("dMY Sponsor") and Harry L. You (collectively, the "Reporting Persons").
Residence or business address: 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144.
Present principal occupation or employment: Mr. You serves as a director of the Issuer and the manager and sole member of dMY Sponsor. Mr. You is also a director of Broadcom Inc., is the Executive Chairman of Rain Enhancement Technologies Holdco Inc., and is the Executive Chairman of Berto Acquisition Corp. dMY Sponsor is an investment vehicle.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: dMY Sponsor is a limited liability company organized under the laws of the State of Delaware. Mr. You is citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed, on September 9, 2025, the Issuer entered into a Business Combination Agreement (the "Business Combination Agreement") with Horizon Quantum Computing Pte. Ltd. ("Horizon"), dMY Squared Technology Group, Inc. ("DMY"), Rose Acquisition Pte. Ltd. ("Merger Sub 1"), and Horizon Merger Sub 2, Inc. ("Merger Sub 2"), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, the following occurred: (1) the Issuer converted from a Singapore private company limited by shares to a Singapore public company limited by shares and, in connection therewith, adopted an amended and restated constitution (the "Holdco A&R Constitution"); (2) Merger Sub 1 amalgamated with Horizon, with Horizon surviving as the amalgamated company and a wholly-owned subsidiary of the Issuer (the "Amalgamation"); (3) Merger Sub 2 merged with and into and DMY, with DMY surviving the merger as a wholly-owned subsidiary of the Issuer (the "SPAC Merger"); and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Amalgamation and the SPAC Merger, the "Business Combination"). Prior to the Business Combination, Mr. You was the Chairman, Chief Executive Officer and Chief Financial Officer of DMY, a shareholder and warrantholder of DMY, and an investor in a simple agreement for future equity ("SAFE") of Horizon.

Immediately prior to the Business Combination and related transactions described below, the Reporting Persons beneficially owned 1,163,484 shares of Class B common stock of DMY and 2,884,660 warrants of DMY.

On March 19, 2026, the Amalgamation occurred. Upon the completion of the Amalgamation, the SAFE was converted into an aggregate of 49,214 Class A Ordinary Shares. Additionally, upon the completion of the Amalgamation, Mr. You became a director of the Issuer.

Also on March 19, 2026, the SPAC Merger occurred. Immediately prior to the SPAC Meger, dMY Sponsor converted an aggregate of 1,163,484 shares of Class B common stock of DMY held by it into 1,163,484 shares of Class A common stock of DMY pursuant to the terms of the Class B common stock and the Business Combination Agreement. Upon the completion of the SPAC Merger, (1) such 1,163,484 shares of Class A common stock of DMY were exchanged for 1,163,484 Class A Ordinary Shares pursuant to the terms of the Business Combination Agreement and (2) the 2,884,660 warrants of DMY held by dMY Sponsor were exchanged for 2,884,660 warrants of the Issuer (the "Warrants") pursuant to the terms of the Business Combination Agreement.

Also on March 19, 2026, in connection with the closing of the Business Combination and as contemplated by the Business Combination Agreement, the Reporting Persons entered into a Lock-Up Agreement with the Issuer (the "Lock-Up Agreement"), pursuant to which the Class A Ordinary Shares beneficially owned by the Reporting Persons will be subject to transfer restrictions for two years after the closing of the Business Combination, and the Warrants owned by the Reporting Persons will be subject to transfer restrictions for 30 days after the closing of the Business Combination.

Also on March 19, 2026, in connection with the closing of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer entered into a Registration Rights Agreement with certain shareholders, including the Reporting Persons (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to register for resale certain Class A Ordinary Shares and Warrants held by the parties thereto from time to time.

As of the closing of the Business Combination, Mr. You beneficially owned 4,097,358 Class A Ordinary Shares, which includes (i) 49,214 Class A Ordinary Shares owned directly by Mr. You, (ii) 1,163,484 Class A Ordinary Shares owned directly by dMY Sponsor, and (iii) 2,884,660 Class A Ordinary Shares issuable upon the exercise of Warrants owned directly by dMY Sponsor.

The foregoing descriptions of the Business Combination Agreement, Lock-Up Agreement, and Registration Rights Agreement are qualified in their entirety by reference to such agreements, which are filed as exhibits 1 through 3 to this Schedule 13D.

Plans or Proposals

Mr. You is member of the board of directors ("Board") of the Issuer. In this capacity, he may communicate with other members of management, other members of the Board, and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal.

The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. The Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer's securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Class A Ordinary Shares, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors considered relevant by the Reporting Persons.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change such position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons is incorporated by reference into this Item 5. The aggregate number of Class A Ordinary Shares owned by Mr. You is 4,097,358 shares, which includes 2,884,660 Class A Ordinary Shares issuable upon the exercise of 2,884,660 Warrants held by dMY Sponsor which become exercisable beginning 30 days after the consummation of the Business Combination. The aggregate number of Class A Ordinary Shares owned by dMY Sponsor is 4,048,144 shares, which includes 2,884,660 Class A Ordinary Shares issuable upon the exercise of 2,884,660 Warrants held by dMY Sponsor which become exercisable beginning 30 days after the consummation of the Business Combination. Mr. You's and dMY Sponsor's aggregate percentage of beneficial ownership is approximately 11.8% and 11.6%, respectively. References to percentage ownership of Class A Ordinary Shares in this Schedule 13D are based upon the 31,882,764 Class A Ordinary Shares stated to be outstanding as of March 19, 2026 according to the records of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Class A Ordinary Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the contracts, arrangements, understandings and relationships among the Reporting Persons with respect to Class A Ordinary Shares and is incorporated herein by reference. Copies of the agreements summarized in Item 4 and in this Item 6 are attached as exhibits to this Schedule 13D, and are incorporated herein by reference. Other than as described in Items 3, 4 and 5, which disclosure is incorporated into this Item 6 by reference, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer.

Indemnification Agreements

As a director of the Issuer, Mr. You entered into the Issuer's standard form of Indemnification Agreement (the "Indemnification Agreement"). The Indemnification Agreement provides for indemnification and advancement by the Issuer of certain expenses and costs relating to claims, suits, or proceedings arising from service by Mr. You to the Issuer or, at its request, service to other entities, as a director to the maximum extent permitted by applicable law.

Additionally, dMY Sponsor entered into an Indemnification Agreement with the Issuer (the "Sponsor Indemnification Agreement"). Pursuant to the Sponsor Indemnification Agreement, the Issuer agreed to indemnify, exonerate and hold harmless dMY Sponsor and its shareholders, members, directors, managers, and officers, which includes Mr. You (each, a "Sponsor Indemnified Person") from and against any and all any and all actions, causes of action, suits, claims, proceedings, investigations, liabilities, losses, damages, costs, fees, penalties, awards, settlements, judgments, decrees, amounts paid in settlement or expenses (including interest, assessments and other charges in connection therewith and reasonable fees and disbursements of attorneys and other professional advisors and costs of suit) (collectively, the "Sponsor Indemnified Liabilities") arising out of or relating to any pending or threatened action, cause of action, suit, litigation, investigation, proceeding, inquiry, arbitration or claim against any of them or in which any of them may be a participant or may otherwise be involved (including as a witness) that arise out of or relates to DMY's operations or conduct of its business, the Business Combination, and/or any claim against dMY Sponsor and/or a Sponsor Indemnified Person alleging any expressed or implied management, control or endorsement of any activities of DMY, or any express or implied association with the Issuer, Horizon, or DMY, or any of their respective affiliates. The Sponsor Indemnification Agreement will not however apply to claims arising primarily out of (a) any breach by such Sponsor Indemnified Person of any other agreement between such Sponsor Indemnified Person, on the one hand, and the Issuer, Horizon, or DMY or any of their respective subsidiaries, on the other hand, or (b) the willful misconduct, gross negligence or bad faith of such Sponsor Indemnified Person.

Registration Rights Agreement

On March 19, 2026, in connection with the closing of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer entered into the Registration Rights Agreement with certain shareholders, including the Reporting Persons. Pursuant to the Registration Rights Agreement, the Issuer agreed that, within 30 days after the Closing Date, the Issuer will file with the SEC (at the Issuer's sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the parties thereto, including the Reporting Persons, and the Issuer will use its reasonable best efforts to have the such registration statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will also be entitled to customary piggyback registration rights and demand registration rights pursuant to the terms of the Registration Rights Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Business Combination Agreement, by and among the Issuer, Horizon, DMY, Merger Sub 1 and Merger Sub 2, dated as of September 9, 2025 (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form F-4 (File No. 333-292737)).

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T202

2. Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form F-4 (File No. 333-292737)).

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T206

3. Form of Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form F-4 (File No. 333-292737)).

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T207

4. Form of Sponsor Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Registration Statement on Form F-4 (File No. 333-292737)).

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T209

5.* Indemnification Agreement by and between the Issuer and Harry L. You, dated March 19, 2026.

6.* Joint Filing Agreement.

*Filed herewith.

## Signatures
- Harry L. You: /s/ Harry L. You, Harry L. You, Self (03/20/2026)
- dMY Squared Sponsor, LLC: /s/ Harry L. You, Harry L. You, Managing Member (03/20/2026)